UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.__ ) *


                               Archon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Exchangeable Redeemable Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03957P200
                  --------------------------------------------
                                 (CUSIP Number)


                                  May 12, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                             Page 1 of 7 pages

CUSIP No.            38388F108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.   Plainfield Special Situations Master Fund
                                   Limited
     I.R.S. Identification Nos. of above persons (entities only).  98-0451872
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power              229,071
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power            0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power         229,071
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power       0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     229,071
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                               Page 2 of 7 pages

CUSIP No.            38388F108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.   Plainfield Asset Management LLC
     I.R.S. Identification Nos. of above persons (entities only).  20-2332356
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power              229,071
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power            0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power         229,071
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power       0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     229,071
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                               Page 3 of 7 pages

CUSIP No.            38388F108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.   Max Holmes
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power              229,071
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power            0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power         229,071
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power       0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     229,071
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                               Page 4 of 7 pages

Item 1.
(a)      The name of the issuer is Archon Corporation (the "Issuer").
(b) The principal executive office of the Issuer is located at 4336 Losee Road, Suite 5, North Las Vegas, Nevada 89030.

Item 2.

(a) The names of the persons filing this statement (the "Statement") are Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation ("Master Fund"), Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and Max Holmes (collectively, the "Filers"). The Filers do not believe that the Exchangeable Redeemable Preferred Shares ("Preferred Stock") of the Issuer constitute an "equity security" as defined in Section 13(d)(1) of the Act given that the Preferred Stock is non-voting stock and is thereby excluded from the definition of "equity security" pursuant to Rule 13d-1 promulgated under the Act. Accordingly the Filers are filing this Statement on a voluntary basis.
(b) The Principal Business Office of the Filers is 55 Railroad Avenue, Greenwich, CT 06830.
(c) For citizenship information see item 4 of the cover sheet of each Filer.
(d)      This Statement relates to the Preferred Stock of the Issuer.
(e)      The CUSIP Number of the Preferred Stock of the Issuer is 03957P200.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership.
See Items 5-9 and 11 on the cover page for each filer. The ownership listed on the cover page includes ownership as of May 18, 2006 of 229,071 shares of Preferred Stock. The percentage ownership listed on the cover page has been calculated in accordance with ss. 240.13d-3(d)(1) and is based upon 4,413,777 shares of the Issuer's Preferred Stock outstanding on September 30, 2005, as reported in the Issuer's Annual Report on Form 10-K for the year ended September 30, 2005.

The Preferred Stock was purchased by Master Fund. Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Asset Management is the Manager of Master Fund. Max Holmes is the chief investment officer of Asset Management.

                                ----------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

                                Page 5 of 7 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
                                                            EXHIBIT ATTACHED [ ]

Item 8.  Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
                                                            EXHIBIT ATTACHED [ ]

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 6 of 7 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2006
                                   PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                   LIMITED

                                   By: /s/ THOMAS X. FRITSCH
                                       -----------------------------------------
                                       Thomas X. Fritsch
                                       Authorized Individual


                                   PLAINFIELD ASSET MANAGEMENT LLC

                                   By: /s/ THOMAS X. FRITSCH
                                       -----------------------------------------
                                       Thomas X. Fritsch
                                       Senior Vice President and General Counsel


                                   /s/ MAX HOLMES
                                   ---------------------------------------------
                                   MAX HOLMES


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



                               Page 7 of 7 pages

                                                                       EXHIBIT A


               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: May 19, 2006

                                   PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                   LIMITED

                                   By: /s/ THOMAS X. FRITSCH
                                       -----------------------------------------
                                       Thomas X. Fritsch
                                       Authorized Individual


                                   PLAINFIELD ASSET MANAGEMENT LLC

                                   By: /s/ THOMAS X. FRITSCH
                                       -----------------------------------------
                                       Thomas X. Fritsch
                                       Senior Vice President and General Counsel


                                   /s/ MAX HOLMES
                                   ---------------------------------------------
                                   MAX HOLMES